# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Newbury Street II Acquisition Corp, CIK 0002028027
CUSIP: G6439S125
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 121 HIGH STREET FLOOR 3, BOSTON, Massachusetts (MA), 022110
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001825214

## Reporting persons
- Ghisallo Capital Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 950,000; sole dispositive power 0; shared dispositive power 950,000; aggregate amount beneficially owned 950,000 (5.3% of the class)
- Michael Germino: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 950,000; sole dispositive power 0; shared dispositive power 950,000; aggregate amount beneficially owned 950,000 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Newbury Street II Acquisition Corp
Address of issuer's principal executive offices: 121 High Street Floor 3 Boston MA 022110

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Ghisallo Capital Management LLC (the "Investment Manager"), a Delaware limited liability company, and the investment adviser to certain funds (the "Ghisallo Funds"), with respect to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") of Newbury Street II Acquisition Corp, a Cayman Islands corporation (the "Company"), directly held by the Ghisallo Funds; and

(ii) Mr. Michael Germino ("Mr. Germino"), who indirectly controls the Investment Manager, with respect to the Class A Ordinary Shares directly held by the Ghisallo Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 240 Newbury Street, 2nd Floor, Boston, MA 02116.
Citizenship: The Investment Manager is a Delaware limited liability company. Mr. Germino is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 17,998,375 Class A Ordinary Shares outstanding as of December 13, 2024, as reported in the Company's Quarterly Report Form 10-Q for the period ending September 30, 2024, filed with the Securities and Exchange Commission on December 16, 2024.
Percent of class: 5.3
Sole power to vote or to direct the vote: The information required by Item 4(c)(i) is set forth in Row 5 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c)(ii) is set forth in Row 6 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c)(iii) is set forth in Row 7 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c)(iv) is set forth in Row 8 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2(a). The Ghisallo Funds have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Class A Ordinary Shares reported herein. Ghisallo Master Fund LP, a Ghisallo Fund, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Class A Ordinary Shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1: Joint Filing Agreement

## Signatures
- Ghisallo Capital Management LLC: /s/ Nicole Restivo, Nicole Restivo, Chief Compliance Officer (02/12/2025)
- Michael Germino: /s/ Michael Germino, Michael Germino, Individually (02/12/2025)